UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Annual General Meeting

Nexxen International Ltd. (the “Company”) held its Annual General Meeting on January 6, 2026. A total of 56,646,827 Ordinary Shares, par value NIS 0.02 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on December 1, 2025 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.1  At the Annual General Meeting, the Company’s shareholders voted on the following five proposals:

Proposal 1:

To re-elect the following directors to the Board to serve until the 2026 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Christopher Stibbs	36,580,668	1,076,097	149,855
Neil Jones	35,367,946	2,288,085	150,589
Daniel Kerstein	35,208,573	2,447,895	150,152
Lisa Klinger	35,449,594	2,208,437	148,589
Rhys Summerton	34,960,722	2,725,256	120,642
Ofer Druker	35,854,938	947,978	1,003,704

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
37,227,485	463,044	116,091

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the Equity Incentive Plans :

For	Against	Abstain
34,418,419	3,241,570	146,631

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

1 Pursuant to Section 333(b) of the Israeli Companies Law, 5759-1999, Mithaq Capital SPC (“Mithaq”), may not exercise voting rights in excess of 25% of the Company’s outstanding Ordinary Shares on the Record Date (56,646,827 Ordinary Shares). Accordingly, the voting summary in this Form 6-K reflects the voting of 14,161,706 Ordinary Shares by Mithaq (25% of the Company’s outstanding Ordinary Shares on the Record Date).

Proposal 4:

To approve the compensation of the Company’s Chief Executive Officer:

All Votes:

For	Against	Abstain
27,727,859	9,062,616	1,016,145

Controlling Shareholder or with Personal Interest:

For	Against	Abstain
14,161,706	0	0

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To approve the Compensation Packages for the Non-Executive Directors.

For	Against	Abstain
36,744,125	895,692	166,803

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: January 6. 2026